MAIL STOP 03-08
								June 16, 2005
Frank Khulusi
Chief Executive Officer
2555 West 190th Street
Suite 201
Torrance, CA  90504


      Re:	PC Mall, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Quarterly Period Ended March 31, 2005
		File No. 0-25790


Dear Mr. Khulusi:

      We have reviewed your filings and have the following comments.
We have limited our review only to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 28

Critical Accounting Policies and Estimates, page 31

Deferred Advertising Revenue and Costs, page 32

1. We note your disclosure regarding your accounting policy for market development funds and co-op advertising funds received from vendors and of the costs to develop, produce and circulate your catalogs. Please provide us with the following additional information:

* Clarify for us why market development and co-op advertising funds are not considered to be a reimbursement of costs to sell your vendors` products;

* We presume that the term "co-op revenue" used in your disclosure refers to co-op advertising funds. Please explain to us why you refer to market development and advertising funds as "revenue" when they have been offset to cost of sales;

* Clarify for us and revise your disclosure to indicate whether deferred advertising costs related to the development, production and circulation of your catalogs and co-op revenue are recognized on a straight-line basis over the estimated life of the catalog or recognized based on sales generated over the life of the catalog; and

* Your basis for estimating the life of your catalogs to be eight weeks.

Year Ended December 31, 2004 Compared to the Year Ended December
31,
2003, page 33

2. Please explain why the adoption of EITF 02-16 impacted the comparability of the years ended December 31, 2004 and 2003 since this accounting standard was effective during both of these periods.

3. In future filings, please quantify the amount of the increase or decrease attributed to each factor that contributes to material changes over the reported periods. For example, we note that you provided various factors that may cause gross margins to fluctuate, but none of those factors are quantified for the changes over the reported periods in question outside of the impact of the adoption of
EITF 02-16. Further examples of factors that should be quantified in future filings include the dollar impact of:

* the 30%, 17% and 2% increases in your outbound telemarketing business, PC Mall Gov sales and retail sales, respectively, on
2004
net sales;

* the 29%, 11% and 15% increases in your outbound telemarketing business, PC Mall Gov sales and retail sales, respectively, and the
21% decline in catalog sales on 2003 net sales; and

* the increased expenses of operating your Canadian call center in 2004 on SG&A expense.

4. In future filings, please attribute all of the material changes in the reported periods to specific factors. For example, we note your explanation of $1.5 million of the $7.1 million increase in 2004 SG&A expenses for the eCOST.com segment and your explanation of approximately $2.3 million of the $11.8 million increase in 2003 consolidated SG&A expenses, but you have not attributed the remaining increases to any other specific factors.

5. In future filings, please expand your discussion to describe the underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For example, you should explain why the expenses of operating your Canadian call center increased in 2004 and the business purpose of the 2004 awards that resulted in the $1.5 million of non-cash stock-based compensation expenses for the eCOST.com segment.
For further guidance on management`s discussion and analysis of results of operations, please refer to Item 303(a)(3) of Regulation
S-K and our Interpretative Releases on Management`s Discussion and Analysis, Release 33-8350 and Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov.

Liquidity and Capital Resources, page 36

6. In future filings, please quantify and include a discussion of all
relevant factors that directly contribute to material changes when describing the change in net cash used in operating activities over reported periods and explain the underlying causes of changes in cash
flow.   For example, we note that you discuss the increase in
accounts receivable as a primary factor in the change for 2004 as compared with 2003, but you have excluded discussion of the underlying cause of this change. Furthermore, you have excluded any discussion of other significant factors such as the change in inventory in 2003 and the change in accounts payable, accrued expenses and other current liabilities in both 2004 and 2003.

7. In future filings, please discuss the operational reasons for negative cash flows from operations and explain how you intend to meet cash requirements and maintain operations. For further guidance on management`s discussion and analysis of liquidity and capital resources, please refer to Item 303(a)(1) of Regulation S-K and the
Commission`s Interpretive Releases on MD&A, Release 33-8350 and
Section III.C of Release 33-6835, both of which are available on our website at www.sec.gov.

Contractual Obligations, page 37

8. In future filings, please revise to include all long-term liabilities and any material employment contracts in your table of contractual obligations.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

9. We note that your independent auditor`s report indicates that your ineffective control over the valuation and completeness of revenue related to software service advisor agreements resulted in an audit adjustment to the 2004 consolidated financial statements.
Quantify
for us, the impact, if any, these agreements had on your results of operations and financial condition during 2003 and 2002.

Notes to Consolidated Financial Statements, page F-8

Property and Equipment, page F-11

10. We note your disclosure on page F-11 indicates that you have equipment acquired under capital leases, yet you have not disclosed any capital lease obligations in Note 5 - Commitments and Contingencies to your consolidated financial statements. Please confirm that you either have no remaining capital lease obligations or that any obligations outstanding at December 31, 2004 are immaterial.

Note 7. Employee Benefits, page F-19

Stock Warrants and Options Issued to Non-employees, page F-20

11. We note your disclosure related to the warrant to purchase
30,000
shares of the Company`s common stock which was issued to a consulting firm for investor and public relations services in June 2003 and the
October 2004 option grant of 45,000 shares to a public relations consultant. Please confirm for us that you recorded an expense of approximately $0.1 million in 2004 as a fair value re-measurement adjustment for the June 2003 warrant grant. Additionally, provide us the following information:

* Provide us with the details of the fair value calculation at the date of grant for the warrant to purchase 30,000 shares and the option to purchase 45,000 shares including the grant date fair value of your common stock, volatility, discount rate used and expected term.

* Detail for us the amount expensed for each grant at inception and the fair value re-measurement adjustments recorded including the underlying stock price at each re-measurement date for each reporting period up to the date the warrant and option fully vested.

Note 9. Segment Information, page F-23

12. Expand your disclosure in future filings to reconcile the amounts of eCOST.com`s 2004, 2003 and 2002 net sales, gross profit, operating income (loss) and total assets disclosed herein to the financial statements included in eCOST.com, Inc.`s Form 10-K for the fiscal year ended December 31, 2004 incorporated by reference into your filing.

Schedule II - Valuation of Qualifying Accounts

13. In future filings, please include all qualifying accounts in
Schedule II. For example, we note that the change in deferred tax asset valuation allowance for 2002 was excluded from your 2004
Schedule II.

Form 10-Q for the Quarterly Period Ended March 31, 2005

General

14. Please include page numbers in all future filings.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations for the Three Months Ended March 31, 2005
Compared to the Three Months Ended March 31, 2004

15. We note your disclosure related to a decrease in customer demand for certain high-value products. Please tell us the amount of inventory, if any, you wrote-down as a result of the decrease in demand in anticipation of new product releases during the quarter ended March 31, 2005. If you did not write-down any inventory during the quarter, please explain why not.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Frank Khulusi
PC Mall, Inc.
June 16, 2005
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